Exhibit Relating to Item 77(j) of Form N-SAR for
Aberdeen Australia Equity Fund, Inc.
for the year ended October 31, 2002

Reclassification of Capital Accounts:
The Fund accounts and reports for distributions to shareholders in accordance with AICPA Statement of Position 93-2: Determination, Disclosure, and
Financial Statement Presentation of Income, Capital
Gains,
and Return of Capital Distributions by Investment
Companies.  For the year ended October 31, 2002, the
Fund decreased undistributed net investment income by $99,098, decreased accumulated net realized gain on investments by $93,018, decreased accumulated realized and unrealized foreign exchange losses by $157,374 and increased paid-in capital in excess of par by $34,742. Net investment income, net realized gains and net assets were not affected by this change.